Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2008 First Quarter Results
ASML continues to execute its leadership strategy, expects gradual order pick-up
VELDHOVEN, the Netherlands, April 16, 2008 — ASML Holding NV (ASML) today announces 2008 first quarter results according to US GAAP as follows:
•	Q1 2008 net sales of EUR 919 million versus Q4 2007 net sales of EUR 955[1] million (Q1 2007 net sales of EUR 949[1] million)

•	Q1 2008 net income of EUR 145 million or 15.8 percent of net sales versus Q4 2007 net income of EUR 201[1] million or 21.0[1] percent of net sales (Q1 2007 net income of EUR 153[1] million or 16.1[1] percent of net sales)

•	Q1 2008 net bookings valued at EUR 312 million with 26 systems including 17 new and 9 used systems, leading to an order backlog valued at EUR 1,167 million as of March 30, 2008.
“Thanks to strong immersion product shipments, we were able to generate net sales above EUR 900 million for the eighth quarter in a row,” said Eric Meurice, president and CEO of ASML. “We shipped 14 immersion machines, our most advanced system, as Flash memory makers are ramping chip production in the 50 nanometer (nm) range, and as most other semiconductor manufacturers are in varying phases of developing immersion production processes and preparing for immersion volume production. Beyond immersion technology, we can report progress on Extreme Ultraviolet (EUV), as the world’s first working full-field test chip made on one of our EUV machines was announced at the SPIE Advanced Lithography conference in February. We also concluded our latest share buyback program and announced that we will initiate an

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annual dividend of EUR 0.25 per ordinary share, confirming ASML’s stable and cash-generative performance,” Meurice said.
Operations Update
In Q1 2008, ASML net sales of EUR 919 million included 43 new and 7 used systems, totaling net system sales of EUR 820 million, and net service and field options sales of EUR 99 million. Net system sales for Q4 2007 included the shipment of 50 new and 5 used machines, totaling EUR 8351 million, and net service and field options sales of EUR 120 million.
The Q1 2008 average selling price for a new system increased to EUR 18.7 million, compared with the Q4 2007 average selling price (ASP) for a new system of EUR 16.21 million, as a result of a shift of the product mix to systems with a higher ASP. The Q1 2008 average selling price for all ASML systems sold was EUR 16.4 million, compared with the Q4 2007 average selling price of EUR 15.21 million.
Q1 2008 net bookings totaled 26 systems valued at EUR 312 million, reflecting a large proportion of used and logic systems, with 17 new systems with an average selling price for new systems of EUR 15.7 million.
ASML’s order backlog as of March 30, 2008 decreased to EUR 1,167 million, totaling 65 systems with an average selling price of EUR 18.0 million. For comparison, ASML’s backlog as of December 31, 2007 was valued at EUR 1,697 million, totaling 89 systems with an average selling price of EUR 19.1 million.
In Q1 2008, ASML generated a net income of EUR 145 million or EUR 0.34 per ordinary share as compared with a net income of EUR 2011 million in Q4 2007 or EUR 0.461 per ordinary share.
The company’s Q1 2008 gross margin was 40.6 percent, compared with the Q4 2007 gross margin of 40.81 percent.

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Q1 2008 research and development (R&D) costs were EUR 128 million net of credits, compared with Q4 2007 R&D costs of EUR 129 million net of credits.
Selling, general and administrative (SG&A) costs were EUR 57 million in Q1 2008, compared with SG&A costs of EUR 57 million in Q4 2007.
Net cash from operations was EUR 263 million in Q1 2008. ASML ended Q1 2008 with EUR 1,397 million in cash and cash equivalents.
Outlook
“We booked 26 systems during the quarter, reflecting on the one hand a sustained demand from Logic customers and on the other the delayed ramps of two new Flash memory fabs and of one DRAM fab extension. We expect a gradual unit order pick-up from the second quarter onwards, driven by strategic and technological developments; lithography demand will be supported in particular by the new 45 nm node Flash memory ramp required in the 2008 second half, the expected firming up of DRAM prices and the completion of new strategic alignments between DRAM makers. We expect that the resulting order mix will favor our leading-edge technology systems, fuelling a significant increase in the second quarter bookings value. We however expect the unit order pick-up to be gradual until second tier DRAM vendors start ordering immersion systems and until Flash vendors start preparing their 2009 double patterning ramp. This order pattern will translate into weaker net sales for the next two quarters. This brings our estimate for full year 2008 net sales down by about 10% as compared with the record sales achieved in 2007. Given our current view of the duration of the correction in semiconductor capital expenditures, we are trimming Manufacturing and SG&A variable costs for the 2008 second half while keeping R&D stable,” Meurice said.
The company expects to ship 42 systems in Q2 2008 with an average selling price of EUR 21.2 million for new systems and an average selling price for all systems of EUR 17.0 million. The company expects a gross margin in Q2 2008 of approximately 40 percent, R&D expenditures to increase to EUR 130 million, net of credits and SG&A costs to be EUR 58 million.

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About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,750 employees, serving chip manufacturers in more than 60 locations in 16 countries. For more information, visit our website: www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of income taxes. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
The consolidated balance sheets of ASML Holding N.V. as of March 30, 2008, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended March 30, 2008 as presented in this press release are unaudited.
Investor and Media Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 20 531 5856 and the US +1 706 679 0473. To listen to the conference call, access is also available via www.asml.com

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A presentation about 2008 first quarter results is available on www.asml.com
A video statement of CFO Peter Wennink is available on www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	As of January 1, 2008 ASML accounts for award credits offered to its customers as part of a volume purchase agreement using the deferred revenue model. Until December 31, 2007 the cost accrual method was used. This change in accounting policy was made because the deferred revenue model better reflects the business rationale. In addition the International Financial Reporting Interpretation Committee concludes in interpretation 13 (IFRIC 13 “Customer Loyalty Programmes”) that the deferred revenue model is the appropriate accounting treatment. Comparative figures for 2007 were adjusted to reflect this change in accounting policy. The impact of this change on equity as per January 1, 2007 amounted to EUR 8.1 million (decrease) and on net income for the year 2007 and the first quarter of 2008 amounted to EUR 8.6 million (decrease) and EUR 0.1 million (increase) respectively.

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